

May 13, 2014

Via E-mail
Mr. Robert R. McEwen
Chief Executive Officer
McEwen Mining, Inc.
181 Bay Street Suite 4750
Toronto, Ontario
Canada M5J 2T3

> **Re:** **McEwen Mining, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 11, 2013**
> **Amendment No. 2 to Form 10-K for the Year Ended December 31, 2012**
> **Filed April 25, 2014**
> **Correspondence dated April 25, 2014**
> **File No. 001-33190**

Dear Mr. McEwen:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form 10-K for the Year Ended December 31, 2012
Item 9A. Controls and Procedures, page 2

1. We note that management concluded that disclosure controls and procedures are not effective as of December 31, 2012 due to a material weakness that resulted in not providing the financial statements of a significant equity investee. Please tell us how management is able to continue to conclude the Company's internal control over financial reporting was effective as of December 31, 2012 or revise management's report (and the auditor's report) accordingly. We refer you to paragraph two of Item B.1. in the SEC Release No. 33-8810.

Form 10-K for the Year Ended December 31, 2012

Notes to Consolidated Financial Statements, page 72

Note 8 – Investment in Minera Santa Cruz S.A. ("MSC") – San Jose Mine, page 86

2.   We are aware that your investment in MSC and share of MSC's net income were recognized prior to the preparation of audited financial statements of MSC and that your MSC-related amounts for 2012 included an uncorrected error. Please tell us how you determined that no amendment of your financial statements is required given the subsequent audit and filing of MSC's financial statements and provide us with a reconciliation of MSC's assets and net income from Argentinean GAAP to US GAAP for 2012 to support your conclusion.

3.   You stated in a response to Comment 11 from out letter dated December 13, 2013 that you believed the $1.9 million overstatement of your share of MSC income was not material both quantitatively and qualitatively. Although the effect of the error did not result in changing consolidated net income from a loss to a gain or vice versa, the 49% equity pick-up of MSC's income itself was material in reducing the 2012 consolidated net loss and it therefore appears to us that any overstatement of MSC's net income would be presumed to material to your financial statements. Please tell us how you analyzed this point in reaching your conclusion that the error was not material to your 2012 financial statements.

        You may contact Brian McAllister at (202) 551-3341 if you have questions regarding the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

                                        Sincerely,

                                        /s/Tia L. Jenkins

                                        Tia L. Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel, and
                                        Mining